UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital
CNPJ/ME: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”), in attendance to the Official Letter, B3 1209/2022-SLS, as per CVM notification received on November 23, 2022, through which B3 SA – Brasil, Bolsa, Balcão (“B3”) requests a statement on the atypical fluctuations of the Company's securities as per the communication below:

“In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as below, we have requested that you be informed, by 11/08/2022, if there is any fact of V.S.a. knowledge that can justify them.

UNIT Shares
Prices (R$ by shares)
Date	Opening	Min	Max	Avg	Last	Var. %	Trades	Qty	Vol (BRL)
24/10/2022	30,92	29,96	31,13	30,34	30,22	-3,90	8.386	2.000.100	60.692.936,00
25/10/2022	30,19	29,89	30,45	30,14	30,05	-0,56	8.663	2.125.100	64.047.344,00
26/10/2022	28,30	27,42	28,78	28,34	28,47	-5,25	45.489	12.218.500	346.216.501,00
27/10/2022	28,45	28,43	29,41	28,93	28,98	1,79	17.378	4.003.500	115.831.081,00
28/10/2022	28,40	28,00	29,00	28,76	29,00	0,06	16.523	3.289.700	94.607.809,00
31/10/2022	28,94	28,57	30,06	29,57	29,78	2,68	15.988	3.305.900	97.764.077,00
01/11/2022	29,80	29,21	30,00	29,49	29,56	-0,73	17.545	4.012.900	118.346.406,00
03/11/2022	29,06	28,63	29,38	29,04	29,26	-1,01	10.809	2.698.900	78.385.268,00
04/11/2022	29,58	29,48	29,96	29,78	29,75	1,67	9.828	2.400.100	71.467.950,00
07/11/2022*	29,58	29,57	31,50	30,66	31,50	5,88	14.599	8.997.200	275.879.289,00

 *Updated until 6h12 PM.”

The Company clarifies that it regularly monitors the behavior of its securities, as well as market movements in general. In this sense, the Company confirms that it is not aware of any fact that should be disclosed to the Market and that, in turn, would justify possible fluctuations in the price, in the quantities of the Units of the Company traded and in the number of deals signed.

In view of the above-mentioned Official Letter, we renew on this occasion our highest assurances of distinguished esteem and sincere consideration, and we remain at your disposal to resolve any doubts and additional requests.

São Paulo, November 23, 2022.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 23, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer